

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 17, 2018

James Cassidy
President
Neptune Trail Acquisition Corporation
9454 Wilshire Boulevard, Suite 612
Beverly Hills, CA 90212

Re: Neptune Trail Acquisition Corporation
   Form 10-12G
   Filed June 21, 2018
   File No. 000-55947

Dear Mr. Cassidy:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Transportation and Leisure

cc: Lee Cassidy, Esq.